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DIRECT DIAL NUMBER (212) 455-3577	E-MAIL ADDRESS AKELLER@STBLAW.COM

April 11, 2018

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Real Estate Income Trust, Inc.
Registration Statement on Form S-11
Filed February 14, 2018
CIK No. 333-223022

Ladies and Gentlemen:

On behalf of Oaktree Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form S-11 (the “Registration Statement”). Amendment No. 1 includes revisions to the above-referenced Registration Statement in response to the Staff’s comment in its letter dated March 8, 2018 relating to the Registration Statement (the “Comment Letter”) and to otherwise update disclosure.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 11, 2018

Net Asset Value Calculation and Valuation Guidelines

Valuation of Investments

Consolidated Properties, page 167

1.	We note your disclosure on page 168 that your Advisor will update the valuations of your properties for each month in which you do not receive an appraisal report from a third-party appraiser or your independent valuation advisor and that your independent valuation advisor will provide a review and confirmation of reasonableness of such valuations. We also note other instances in which the independent valuation advisor will provide a confirmation of reasonableness with respect to valuations prepared by your Advisor, such as on page 171. Please tell us the scope of review to be conducted by the independent valuation advisor and the manner in which the confirmation of reasonableness will be presented to the Adviser. Please also tell us whether the independent valuation advisor will provide a third party written consent specifically referencing the delivery of confirmations of reasonableness in future filings disclosing your NAV. Please see Rule 436(a).

Response:

In response to the Staff’s comment, the Company has clarified on page 168 and elsewhere in Amendment No. 1 that the review and confirmation of reasonableness provided by the independent valuation advisor will be in the form of a negative assurance letter. In light of the negative assurance nature of this confirmation, the Company does not believe Rule 436(a) of the Securities Act of 1933, as amended, requires written consents from the independent valuation advisor in connection with future filings disclosing the Company’s monthly NAV.

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Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

  Very truly yours,

  /s/ Andrew R. Keller

Andrew R. Keller

cc:	Todd Molz
Jordan Mikes
Benjamin Wells
Meaghan L. Krupa